August 16, 2005

Spherix Incorporated

12051 Indian Creek Court

Beltsville, MD 20906

Attn: Rufus Decker, Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0510

RE:          Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the period ended March 31, 2005

File No. 0-5576

Dear Mr. Decker:

In response to the SEC’s letter dated June 13, 2005, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the fiscal year ended December 31, 2004 and Form 10-Q for the period ended March 31, 2005.  Attached hereto are the Staff’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the June 13, 2005 letter.

Sincerely,

/s/Richard C. Levin
Richard C. Levin
CEO, President and CFO

1.             SEC Comment

We have reviewed your response to comment three.  Based on your response that you have changed your practice of allocating corporate rent to the divisions, we would anticipate a change in reported segment results rather than a change in classification on your statements of operations.  Please tell us why the change in the way you evaluate division results has no effect on your segment reporting.

Spherix

The Company reports its segments after the allocation of all costs.

Since the relocation of the BioSpherix Division occurred in 2004, the modification to the Company’s allocation pools would have little to no effect to the segment results for 2003 and 2002.  In recalculating the prior year’s segment result under the new allocation method, we find that the 2003 variance was approximately $7,000 and the 2002 variance was less than $1,000.  Management considers both variances to be immaterial.  Furthermore, a modification of a company’s allocation methods, such as this one, can be important at the project level within a company, but have little effect at the consolidated division level.  Similarly, modifications that reclassifies an indirect expense from an overhead cost pool to a G&A cost pool can result in changes to individual line items on the statement of operations and our internal reporting at the project and department levels (whose managers are primarily accountable for direct and overhead costs of their departments, and not the administrative costs allocated to the division), yet not have a material effect on the overall business segment reporting in the notes to the financial statements, which includes an allocation of all of the Company’s expenses including sales and marketing, accounting and human resources, general corporate costs including those related to being a public company, etc.

The Company’s decision to modify its methodology of classifying and allocating facility space was based on our internal operating and reporting needs, and for the effective management of our cost centers.  As stated in our previous response, management does not consider this accounting change to have a particularly significant effect to an over understanding of the Company’s financial reports and the readers understanding of critical trends in operations that are discussed in the MD&A discussions.

2.             SEC Comment

Please tell us how you determine what costs are direct contract and operating costs.  Please also tell us why you believe the inclusion of costs that do not directly benefit the operations of either division in the direct costs line item was appropriate in the prior year.

Spherix

The Company’s chart of accounts is designed to classify expenses into the following broad categories; contract costs, research and development costs, fringe benefit costs, overhead costs, and G&A costs.  These classifications are further subdivided by the various departments within the company.  All together the Company has approximately 17 different cost pools that are used to allocate indirect costs between operating, R&D and administration expenses for financial reporting purposes.  In the Company’s Statement of Operations, our “Direct contract and operating costs” consist of project costs, operating overhead costs, related fringe costs, and excludes any related depreciation, which is presented in a separate line item.  Our “Selling, general and administrative expenses” consist of sales and marketing activities, accounting and human relations costs, and other general corporate costs including those related to being a public company plus related fringe and excluding related depreciation, which is presented as a separate line item.

Ultimately, all facility costs are allocated to the business segments, either through the overhead cost center pools or the G&A cost center pools.  The fact that the change in allocation methods had little to no effect in the overall segment reporting for the prior years, serves as further proof that both the old and the new allocation methods were consistent and reasonable methods of allocating the indirect costs to the segments.